Media release

Roche

Basel, 30 November 2005

Roche and BioCryst collaborate on clinical compound BCX-4208 for transplantation and autoimmune diseases

Roche and BioCryst Pharmaceuticals, Inc. (Nasdaq: BCRX) today announced an exclusive license to develop and commercialize BioCryst's phase I compound, BCX-4208, for the prevention of acute rejection in transplantation and for the treatment of autoimmune diseases. BCX-4208 is believed to have a potent ability to modulate T-cell activity. T-cells help the body determine when to initiate immune responses and when to accept or reject newly transplanted organs. By specifically modulating T-cell activity, BCX-4208 may offer transplant and autoimmune patients a more efficacious and tolerable treatment option.

"We are extremely pleased to enter into this agreement with Roche, a leader in the transplant and autoimmune disease markets," stated Charles E. Bugg, Ph.D., BioCryst's Chairman and CEO. "This collaboration not only produces a substantial strategic and economic benefit to BioCryst, it also provides all of the essential elements for the rapid, comprehensive and competitive development of BCX-4208."

"BioCryst's BCX-4208 is a promising addition to our pipeline," said Peter Hug, Roche's Global Head of Pharma Partnering. "As a new therapeutic agent with a novel mechanism of action, it has the potential to offer significant improvement in treatment for transplant recipients and patients suffering from autoimmune related diseases."

Under the terms of the agreement, Roche will obtain worldwide rights to BCX-4208 in exchange for a $25 million up-front payment and a $5 million payment as reimbursement for supply of material during the first 24 months of the collaboration. Future event payments could reach $530 million in addition to royalties on product sales of BCX-4208. For five years, Roche will have a right of first negotiation on existing back-up PNP inhibitors in transplant rejection or autoimmune diseases.

F. Hoffmann-La Roche Ltd   4070 Basel, Switzerland   Corporate Communications   Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

BioCryst retains the right to co-promote BCX-4208 in the U.S. for several indications. Any new PNP inhibitor discovered subsequent to this agreement will be exempt from this agreement and BioCryst will retain all rights to such compounds.

About BCX-4208

BCX-4208, a second generation transition-state analog inhibitor of the enzyme purine nucleoside phosphorylase (PNP), may have the potential to offer greater efficacy and activity in the treatment of autoimmune disease and transplant rejection than currently available therapies. BioCryst successfully completed a phase I ascending single oral dose clinical trial consisting of 84 healthy volunteers in March 2005. The trial had seven dosing cohorts with twelve patients in each cohort. In August 2005, BioCryst initiated a phase Ib trial in healthy volunteers to evaluate the safety, tolerability and pharmacokinetics of multiple oral doses of BCX-4208.

About Transplant Rejection

The greatest threat to transplant patients is rejection of the transplanted organ by the body's own immune system. For this reason, transplant recipients must take drugs to suppress the immune response and prevent rejection usually for the rest of their lives. A regimen combining several drugs is usually given and this treatment has to be continued indefinitely. Rejection of the new kidney by the patient's immune system can lead to loss of the transplanted organ and a return to dialysis for kidney transplant recipients. For heart, lung and liver transplant patients, loss of the transplanted organ presents an immediate threat to life.

About Autoimmune Diseases

Autoimmune diseases occur when the immune system attacks the body's own cells rather than invading microorganisms. There are more than 80 clinically distinct autoimmune diseases (i.e. multiple sclerosis, rheumatoid arthritis and some types of diabetes), each affecting the body in different ways. Presentation of these diseases can also vary from patient to patient with the same condition, and can lead to organ failure requiring transplantation. Corticosteroids are still the mainstay of treatment for many autoimmune diseases and physicians have to constantly balance the requirement for best possible disease control with the drug related morbidities associated with long term steroid exposure.

Roche as a Partner

Roche is a valued partner to over 50 companies worldwide. In the past two years, Roche has led the pharmaceutical industry in the number of product deals signed. In 2004, Roche Pharma Partnering brought nine potential products into the company and strengthened Roche's positions in oncology, virology and primary care. Roche's alliance strategy is to create a partnering culture where innovation flourishes and the partnership grows.

About BioCryst

BioCryst Pharmaceuticals, Inc. designs, optimizes and develops novel drugs that block key enzymes involved in cancer, cardiovascular diseases, autoimmune diseases, and viral infections. BioCryst integrates the necessary disciplines of biology, crystallography, medicinal chemistry and computer modeling to effectively use structure-based drug design to discover and develop small molecule pharmaceuticals. For more information about BioCryst, please visit the company's web site at www.biocryst.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Media Relations Contacts:

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Conference Call

BioCryst will sponsor a conference call at 8:30 a.m. Eastern Time on Wednesday, November 30, 2005 to discuss today's news in more detail. This call is open to the public and can be accessed live either over the Internet from the company's website www.biocryst.com or by dialling 1-800-811-7286 (U.S.) or 1-913-981-4902 (international). No passcode is needed for the call.

Conditions
The transaction may be subject to review by Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Forward-looking statements
These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 1 December 2005

Food, clothing and education for AIDS orphans in Malawi

European Coalition of Positive People and Roche partner in innovative support programme

On today's World AIDS Day, the European Coalition of Positive People (ECPP), a London based international non-profit organisation, and Roche announced that their partnership has given hope for a better future to 3,000 orphans in Malawi suffering from the devastating consequences of HIV/AIDS. By taking part in a sponsored walk, Roche employees around the world are raising funds to support initiatives in Malawi to build and sustain orphan centres where children receive food, clothing and the chance of education and vocational training. Roche matched all funds raised by its employees. Around 10,000 Roche employees at almost 90 sites participated today in the third Roche Employee AIDS Walk.

"The support by Roche and its employees has made a significant impact to AIDS orphans in Malawi. Through our partnership with Roche we were able to make a difference to the orphans' lives and to pave the way for a better future", said Colin Webb, Director of the ECPP.

As in previous years, some of the employees participating in the Global Roche Employee AIDS Walk 2005 will be travelling to Malawi next year to see for themselves how the funds are being used. Ruhee Majid from Roche Pakistan, who travelled to Malawi with colleagues in April of this year to visit orphan centres, commented: "During the Global Roche Employee AIDS Walk I was deeply impressed by how willing my colleagues from all over the world were to help. In Malawi I was then able to see the immense value that our support has for the orphans and their carers. I would like to pass on the thanks we received from them in Malawi to all my colleagues. I am already looking forward to being able to help by participating again this year. By taking part in this event we are directly helping those who need our help most."

About HIV/AIDS and Malawi

The World Health Organization (WHO) estimates that there are 40 million people living with

HIV/AIDS worldwide. Sub-Saharan Africa is by far the worst affected area, with over 25 million people currently living with the disease. In Malawi, one of the poorest countries in the world, it is estimated that 15 percent of the 11 million inhabitants are infected with HIV. The virus caused over 80,000 deaths in 2003. Over half a million children in Malawi have lost one or both parents to AIDS. As orphans, they are often excluded from education and vocational training because of their poverty.

About the Roche Employee AIDS Walk

The first Roche Employee AIDS Walk took place in 2003 as a pilot project involving three large sites. Immensely successful in its first year, the event was subsequently extended to include all Roche sites. Since 2003 some 9,300 Roche employees have taken part in the annual walk, collecting a total sum of CHF 1.5 million for children impacted by AIDS worldwide.

About Roche in the developing countries

Roche is committed to finding healthcare solutions that are sustainable and have a long-term impact, particularly on the lives of those living in developing countries. No patents for any of Roche medicines – across all disease areas – will be filed in the world's Least Developed Countries (LDCs), as defined by the UN. Roche will not file patents on new HIV/AIDS medicines in Least Developed Countries or sub-Saharan Africa. Roche will not take action in these countries against the sale or manufacture of generic versions of HIV medicines for which Roche still holds patents. Generic versions of such HIV medicines can therefore be produced in LDCs and sub-Saharan Africa without the need for a voluntary or compulsory licence. Roche makes its HIV protease inhibitors Invirase and Viracept available at no profit prices for direct supplies from Roche Basel to LDCs and sub-Saharan Africa. Totally, Roche has reduced pricing for these HIV protease inhibitor medicines available for 93% of all people living with HIV/AIDS in the world.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- European Coalition of Positive People: www.ecpp.co.uk
- Volounteerism at Roche: www.roche.com/sus_soc_coop_vol
- Access to Healthcare: www.roche.com/home/sustain/sus_med.htm
- Roche in HIV: www.roche-hiv.com

Roche Group Media Office

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

As with any antiviral, a theoretical potential exists for an influenza virus to emerge with decreased sensitivity to a drug. Extensive monitoring, by Roche and the independently established Neuraminidase Inhibitor Susceptibility Network (NISN) measured the incidence of resistance to

Roche has also pledged to donate 3 million treatments to the WHO for use where an influenza pandemic may start. This amount, based on mathematical modeling, could contain or stop the spread of a potential pandemic at the source of the outbreak.

Potential licensing terms

Roche is looking to identify companies who can contribute to manufacturing scale-up to increase global availability for pandemic use without negatively affecting Roche's own production capability. These are:

- Companies that can contribute to critical manufacturing steps such as bio-fermentation, azide chemistry, and combined alcohol granulation/capsule filling. These companies could become potential toll manufacturers.
- Companies that believe they can fully produce Tamiflu in substantial quantities. Such companies would become either contract manufacturers and be able to produce Tamiflu via the approved Roche process with the help of technology transfer or will be issued with sub-licenses or de-blocking licenses.

Commercial terms regarding these agreements have not currently been finalized but are of secondary importance to ensuring adequate and timely supply of Tamiflu for pandemic use.

About Tamiflu (oseltamivir)

Tamiflu, which was originated by Gilead Sciences, California, is designed to be active against all

Fax Cover Sheet

Roche

strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- About influenza: www.roche.com/med_mbinfluenza05e.pdf
- WHO: Global influenza programme: www.who.int/csr/disease/influenza/en/
- WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

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1 Treanor JJ et al. Efficacy and safety of the oral neuraminidase inhibitor oseltamivir in treating acute influenza: a randomized, controlled trial. *JAMA* 2000;283: 1016–24
2 Kaiser et al. Impact of Oseltamivir treatment on influenza-related lower respiratory tract complications and hospitalisations. *Arch Intern Med.* 163:1667-1672 (2003)
3 Nicholson KG et al. Efficacy and safety of oseltamivir in treatment of acute influenza: a randomised controlled trial. *Lancet* 2000; 355:1845–1850
4 Welliver R. W. et al. Effectiveness of oseltamivir in preventing influenza in household contacts: a randomized controlled trial. *JAMA*, 2001 Feb 14; 285(6): 748-754
5 Whitely RJ, Hayden FG et al; Oral oseltamivir treatment of influenza in children, *Pediatr Infect Dis J* 2000; 20: 122-133
6 Roche data on file, 2003